UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170126

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Jon Filderman
Merck & Co., Inc.
jon.filderman@merck.com

Re: Merck & Co., Inc.
Incoming letter dated January 19, 2017

Dear Mr. Filderman:

This is in response to your letter dated January 19, 2017 concerning the shareholder proposal submitted to Merck by the Province of St. Joseph of the Capuchin Order et al. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Juan Marcos Otazu
Schindler Cohen & Hochman LLP
jmotazu@schlaw.com

February 10, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated January 19, 2017

The proposal requests that the board issue a report listing the rates of price increases year-to-year of the company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for the company.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to Merck's ordinary business operations. In this regard, we note that the proposal relates to the rationale and criteria for price increases of the company's top ten selling branded prescription drugs in the last six years. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Jon Filderman
Executive Director, Legal

Merck & Co. Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033
T 908.740.1828
jon.filderman@merck.com

MERCK

VIA EMAIL

January 19, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
E-Mail: shareholderproposals@sec.gov

RE: Merck & Co., Inc. -- 2017 Annual Meeting
Omission of Shareholder Proposal of
the Province of St. Joseph of the Capuchin Order and Co-filers[1]

Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Merck & Co., Inc. (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") received from the Province of St. Joseph of the Capuchin Order ("St. Joseph") and co-filers. St. Joseph and the co-filers are sometimes referred to collectively as the "Proponents." We have concurrently sent copies of this correspondence to the Proponents.

Pursuant to Rule 14a-8(j), we are filing this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission. The Company anticipates that its 2017 Proxy Materials will be first made available to stockholders on or about April 10, 2017. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff'). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy

[1] The following shareholders have co-signed the Proposal: Domini Impact Equity Fund, Miller/Howard Investments Inc., The Sisters of Charity, BVM, Bon Secours Health System, Inc., Benedictine Sisters of Baltimore, Missionary Oblates of Mary Immaculate, United States Province, Boston Common Asset Management, LLC, Convent Academy of the Incarnate Word, Azzad Asset Management, Congregation of Holy Cross, Moreau Province, Inc., Dignity Health, Catholic Health Initiatives, Dominican Sisters of Springfield, IL, United Church Funds, Mercy Investment Services, Inc., Dominican Sisters of Hope, American Baptist Home Mission Society, Trinity Health and The Sisters of St. Francis of Philadelphia.

of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. The Proposal

The Proposal is entitled "Disclose Criteria Used for Price Increases on Top Ten Drugs." The text of the resolution contained in the Proposal is copied below:

> **RESOLVED:** Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

II. Basis for Exclusion

We hereby respectfully request that the Staff concur in Merck's view that it may exclude the Proposal from the 2017 proxy materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters relating to Merck's ordinary business operations.

III. Background

On October 18, 2016, Merck received the Proposal, accompanied by a cover letter from St. Joseph, dated October 17, 2016, and a letter from RBC Wealth Management dated October 17, 2016, verifying St. Joseph's share ownership as of such date. Copies of the Proposal, cover letter and related correspondence are attached hereto as Exhibit A. In addition, the co-filers' submissions are attached hereto as Exhibit B.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to Merck's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff consistently has permitted exclusion of shareholder proposals under Rule 14a-8(i)(7) when those proposals relate to how a company makes specific pricing decisions regarding certain of its products. *See, e.g., Host Hotels & Resorts, Inc.* (Feb. 6, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board consider providing senior citizens and stockholders discounts on hotel rates, noting that discount pricing policy determinations is an ordinary business matter); *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on, among other things, "the reputational risks associated with the setting of unfair, inequitable and excessive rent increases that cause undue hardship to older homeowners on fixed incomes" and "potential negative feedback stated directly to potential customers from current residents," noting that the "setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *Ford Motor Co.* (Jan. 31, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal seeking to allow shareholders who purchased a new vehicle and "had no spare tire and hardware for mounting [the spare tire]...be able to purchase same from Ford Motor at the manufacturing cost of same," noting that "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *MGM Mirage* (Mar. 6, 2009) (permitting exclusion under Rule 14a-8(i)(7) of a proposal urging the board to implement a discount dining program for local residents); *Western Union Co.* (Mar. 7, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review, among other things, the effect of the company's remittance practices on the communities served and compare the company's fees, exchange rates, and pricing structures with other companies in its industry, noting that the proposal related to the company's "ordinary business operations (i.e., the prices charged by the company)"). Similarly, the Staff has permitted exclusion of proposals requesting a report on how companies intend to respond to particular regulatory, legislative and public pressures relating to pricing policies or price increases. *See UnitedHealth Group Inc.* (Mar. 16, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on how the company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures the company is taking to contain price increases of health insurance premiums as relating to ordinary business matters); *Johnson & Johnson* (Jan. 12, 2004) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative and public pressure to increase access to prescription drugs).

We are aware that, under limited circumstances, the Staff has declined to permit the exclusion of proposals relating to the pricing policies for pharmaceutical products. In all of those instances, however, the proposal focused on the company's fundamental business strategy with respect to its pricing policies for pharmaceutical products rather than on how and why the company makes specific pricing decisions regarding certain of those products. In particular, the request in each of those proposals appeared to focus on restraining or containing prices with the goal of providing affordable access to prescription drugs. *See Celgene Corp.* (Mar. 19, 2015) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on the risks to the company from rising pressure to contain U.S. specialty drug prices, noting that the proposal focused on the company's "fundamental business strategy with respect to its pricing policies for pharmaceutical products"); *Vertex Pharmaceuticals Inc.* (Feb. 25, 2015) (same); *Gilead Sciences, Inc.* (Feb. 23, 2015) (same); *Bristol-Myers Squibb Co.* (Feb. 21, 2000) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board create and implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders any changes in its pricing policies and procedures, noting that the proposal related to the company's "fundamental business strategy, i.e., its pricing for pharmaceutical products"); *Warner-Lambert Co.* (Feb. 21, 2000) (same); *Eli Lilly and Co.* (Feb. 25, 1993) (declining to permit exclusion under Rule 14a-8(i)(7) where the proposal requested that the company "seek input on its pricing policy from consumer groups, and to adopt a policy of price restraint," noting that the proposal related to "the [c]ompany's fundamental business strategy with respect to its pricing policy for pharmaceutical products").

In this case, the Proposal delves much more deeply into the day-to-day affairs of Merck than those proposals described above that focused on companies' fundamental business strategy with respect to pricing policies for pharmaceutical products and on restraining prices with the goal of providing affordable access to prescription drugs. Unlike the requests in those proposals, the primary focus of the Proposal's request is on obtaining explanation and justification for product-specific and time period-specific price increases. In this regard, the Proposal specifically calls for disclosure of "the rationale and criteria used" to determine "the rates of price increases year-to-year of [the] company's top ten selling branded prescription drugs between 2010 and 2016." The supporting statement likewise calls for detailed justifications of price increases regarding certain pharmaceutical products, and the recital refers to "[p]roposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing" and the desire of certain industry participants for a "justification for [price] increases for branded drugs already on the market." These statements, read together with the Proposal's specific request, demonstrate that the Proposal focuses on the ordinary business matter of how and why Merck makes specific pricing decisions regarding certain of its pharmaceutical products and not on a more general notion of fundamental business strategy. For this reason, the Proposal is excludable under Rule 14a-8(i)(7) as relating to ordinary business matters.

In addition to the fact that the Proposal focuses on ordinary business matters, it goes too far in trying to address them. The Proposal's request for detailed, year-over-year disclosures from 2010 to 2016 of price increases for Merck's top ten selling branded prescription drugs as well as the rationale and criteria for each price change represents a clear attempt to exert influence on the pricing decisions made by the Merck management team. Such an attempt is perhaps the perfect example of "micro-managing" the business affairs of Merck. Where proposals have requested reports regarding management decisions that are inherently based on complex business considerations outside the knowledge and expertise of shareholders, the Staff has previously permitted exclusion. See, e.g., Dominion Resources, Inc. (January 27, 2014) (proposal that would have required it to "share a report analyzing and making projections on the costs to ratepayers as those costs may appear on cost recovery applications ... for certain wind projects" excludable); Wal-Mart Stores, Inc. (February 27, 2008) (proposal related to company policies and practices related to product safety excludable); cf. Niagara Mohawk Holdings, Inc. (January 3, 2001) (proposal recommending a nuclear fuel management plan to achieve fuel cost savings and minimize nuclear waste excludable where the company argued that the proposal "would put the shareholders in the position of micromanaging a highly technical operational matter as to which they are unable to act on an informed basis"). The factors underlying price changes are necessarily complex and vary by product, region and, in some cases, country, for a myriad of reasons, including due to different healthcare regulatory regimes and differences in payment methods and programs depending on the jurisdiction in which a patient is located. By requesting such "intricate detail" in a report on this fundamental element of Merck's business strategy, the Proposal "prob[es] too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

Finally, we note that a proposal may not be excluded under Rule 14a-8(i)(7) if it is determined to focus on a significant policy issue. The fact that a proposal may touch upon a significant policy issue, however, does not preclude exclusion under Rule 14a-8(i)(7). Instead, the question is whether the proposal focuses primarily on a matter of broad public policy versus matters related to the company's ordinary business operations. *See* the 1998 Release and Staff Legal Bulletin No. 14E (Oct 27, 2009). The Staff consistently has permitted exclusion of shareholder proposals where the proposal focused on ordinary business matters, even though it also related to a potential significant policy issue. For example, in *Amazon.com, Inc.* (Mar. 27, 2015), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "disclose to shareholders reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells" where the proponent argued that Amazon's sale of foie gras implicated a significant policy issue (animal cruelty). In granting no-action relief, the Staff determined that "the proposal relate[d] to the products and services offered for sale by the company." Similarly, in *PetSmart, Inc.* (Mar. 24, 2011), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal calling for suppliers to certify that they have not violated certain laws regarding the humane treatment of animals, even though the Staff had determined that the humane treatment of animals was a significant policy issue. In its no-action letter, the Staff specifically noted the company's view that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." *See also, e.g.*, *CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, it also asked CIGNA to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, it also asked the company to disclose information about how it manages its workforce, an ordinary business matter). Even if the Proposal were to touch on a potential significant policy issue, similar to the precedent cited above, the Proposal's request focuses on ordinary business matters, particularly how and why Merck makes specific pricing decisions regarding certain of its pharmaceutical products.

Accordingly, consistent with the precedent described above, the Proposal should be excluded from Merck's 2017 proxy materials pursuant to Rule 14a-8(i)(7) as relating to Merck's ordinary business operations.

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Merck excludes the Proposal from its 2017 proxy materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Merck's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at 908-740-1828.

Very truly yours,

Jon Filderman

Enclosures

EXHIBIT A

Fed 2y

CORPORATL RESPONSIBILITY JFFICE

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265

October 17, 2016

Ken Frazier, Chairman and Chief Executive Officer
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

OCT 18 2016

KENNETH C. FRAZIER

Dear Mr. Frazier:

Since before the turn of the century, the Province of St. Joseph of the Capuchin Order and other members of the Interfaith Center on Corporate Responsibility have tried to engage Merck on the issue of drug pricing and accessibility. In fact, my records show that, in 1999 we filed a shareholder resolution calling for the creation and implementation of a policy of price restraint on prescription drugs. The issue remains today and is probably more critical than ever. Little or nothing seems to have changed, despite Merck and PhRMAs support of the Affordable Care Act.

Despite conversations with representatives of the Company over the years and as recently as last week with Ken Gustavsen and his team, the systemic problem remains: people in the U.S. pay far more than others in economically advanced countries for their pharmaceuticals; furthermore Merck (unlike Allergan) has not given us any viable sense as to how it will move toward greater justice in pricing its drugs. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of Merck & Co., Inc. common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated October 17, 2016.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for consideration and action by the shareholders the next annual meeting of Merck & Co., Inc.

I hope we might come to a mutual agreement concerning this issue in a way that finds us happy to withdraw the attached resolution.

Sincerely yours,

Michael H Crosby

(Rev) Michael H. Crosby, OFMCap
Corporate Responsibility Agent

)　　　　　　)

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

RBC Wealth Ma...gement

18500 West Corporate Drive
Suite 100
Brookfield, WI 53045-6309

Phone: 262-395-9111

October 17, 2016

OCT 25 2016

KENNETH C. FRAZIER

Ken Frazier, Chairman and Chief Executive Officer
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Dear Mr. Frazier

This is to inform you that The Province of St. Joseph of the Capuchin Order has held uninterruptedly for over one year from the date above at least $2000 worth of Merck & Co. common stock. We have been asked by its representative, Rev. Michael Crosby, to hold this same stock through next year's annual meeting. If you need any further information, please ask.

RBC Capital Markets, LLC holds shares with our custodian, the Depository Trust Company and our participant number is 0235.

Thank you.

Paul Wartman
Senior VicePresident-
Financial Advisor
RBC Wealth Management
(262) 395-1114

Although it is our understanding that the Province fully intends to own the referenced stock position for the stated time period, this is not guaranteed by RBC Wealth Management.

EXHIBIT B

Domini.

Office of the Secretary

DEC 12 2016

December 9, 2016

Geralyn Ritter
Senior Vice-President, Corporate Secretary
Merck & Co., Inc.
2000 Galloping Hill Road, K1-3049
Kenilworth, NJ 07033

Via UPS

Re: *Shareholder Proposal Submission*

Dear Ms. Ritter:

I am writing to you on behalf of the Domini Impact Equity Fund, a long-term Merck shareholder. As of September 30, the Fund held more than 511,000 shares.

Domini has been particularly pleased to hold Merck due to its leadership in the sale of vaccines, contraceptives and HIV medicines. In our view, each of these lines of business has the potential to create substantial long-term value for society and for investors. We have grown increasingly concerned, however, with pricing practices in the pharmaceutical industry, which do not appear to be justified by inflation or R&D costs and impose significant costs on our national healthcare system, as well as reputational risks for companies accused of price gouging. We also understand that members of the Interfaith Center on Corporate Responsibility, of which we are an associate member, have been unable to reach agreement with the company on this critical sustainability issue. We have therefore decided to submit the attached shareholder proposal to place this issue on Merck's formal agenda. We sincerely hope that we will be able to reach agreement to withdraw this proposal prior to the printing of Merck's proxy statement.

The attached shareholder proposal is submitted for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Merck shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Merck shares from our portfolio's custodian is forthcoming under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We are joining the Province of St. Joseph of the Capuchin Order, represented by Reverend Michael Crosby, in submitting this proposal. Reverend Crosby will serve as primary point of contact for the filers. I would appreciate being copied on all correspondence related to this proposal.

We strongly believe the attached proposal is in the best interests of our company and its

www.domini.com | info@domini.com | Tel: 212-217-1100 | Fax: 212-217-1101 | Investor Services: 1-800-582-6757
532 Broadway, 9th Floor | New York, NY 10012-3939 | DSIL Investment Services LLC, Distributor

shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at *akanzer@domini.com*.

Sincerely,

Adam Kanzer
Vice President, Domini Impact Equity Fund
Managing Director, Domini Impact Investments LLC

cc: Rev. Michael Crosby

Encl.

((

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Domini.

JAN 04 2017

December 27, 2016

Geralyn Ritter
Senior Vice-President, Corporate Secretary
Merck & Co., Inc.
2000 Galloping Hill Road, K1-3049
Kenilworth, NJ 07033

Via UPS

Re: Shareholder Proposal Submission

Attached, please find a letter from our custodian attesting to our ownership of the required number of shares to submit a shareholder proposal. We remain open to dialogue on the proposal and look forward to hearing from you.

Sincerely,

Adam Kanzer, Esq.
Managing Director
Director of Corporate Engagement & Public Policy
Domini Impact Investments LLC

STATE STREET.

December 21st, 2016

Adam Kanzer
Vice President
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Impact Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Impact Equity Fund, has continuously held shares of Merck + Co. Inc. for more than one year in account 997 at the Depository Trust Company. As of December 09, 2016, State Street held 504,178 shares, all of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
Merck + Co. Inc.	504,178	504,178

If you have any questions or need additional information, please contact me at 617-662-7482.

Sincerely,

Jeff Saccocia
Vice President
State Street Global Services

Limited Access

Information Classification: Limited Access

Miller/Howard
INVESTMENTS, INC

December 9, 2016

RECEIVED
DEC 1
MICHAEL J. HOLSTON

Office of the Secretary
DEC 12 2016

Michael J. Holston
Executive Vice President and General Counsel
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Dear Mr. Holston,

Miller/Howard Investments Inc. is a domestic equity investment management firm that focuses on socially responsible investments. As socially responsible investors, we are concerned with not only financial returns, but also the ethical and social implications of the companies with whom we invest. In order to increase access to affordable medicine for Americans, we believe it is imperative that pharmaceutical companies transparently report on the rationale and criteria used to increase prescription drug prices.

On behalf of Helen Hamada, Treasurer/Board Member of Miller/Howard Investments Inc., we are submitting a shareholder resolution requesting that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational, and financial risks they represent for the company.

We are filing the proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Province of St. Joseph of the Capuchin Order has agreed to serve as lead filer of the proposal. We are submitting this proposal as co-filers because we strongly believe it is in the best interests of the company and its shareholders. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules.

Verification of stock ownership and authorization from Helen Hamada for Miller/Howard Investments to file the proposal will be submitted under separate cover. Ms. Hamada has been a shareholder continuously for more than one year holding at least $2,000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting.

We look forward to having productive conversations with the company. Please copy me on any correspondence relating to this proposal via my contact information below. We would appreciate receiving a confirmation of receipt of this letter via the email address below.

Sincerely,

Daniel Lee

Daniel Lee
Miller/Howard Investments
10 Dixon Avenue
Woodstock, NY 12498
(845) 679-9166
esg@mhinvest.com

((

MERCK & CO
DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

RECEIVED
JAN - 2017
MICHAEL J. HOLSTON

Miller/Howard
INVESTMENTS, INC

December 23, 2016

VIA FEDEX and EMAIL

Michael J. Holston
Executive Vice President and General Counsel
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Re: Shareholder Resolution Verification/Authorization

Dear Mr. Holston:

Please find enclosed verification from Charles Schwab of stock ownership for Helen Hamada. The shareholder proposal was sent to you via fax and Federal Express under separate cover along with a filing letter dated December 9, 2016.

In addition, I enclose a letter signed by Ms. Hamada authorizing Miller/Howard Investments, Inc. to file the shareholder resolution. This letter also states Ms. Hamada's intention to hold these shares through the date of Merck & Co., Inc.'s annual meeting in 2017.

Sincerely,

Daniel Lee
ESG Research Associate
Miller/Howard Investments, Inc.

PO Box 549 / 10 Dixon Avenue / Woodstock, NY 12498
www.mhinvest.com phone 845.679.9166 fax 866-901-9071

charles SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

December 23, 2016

Daniel Lee
ESG Research Assoc.
Miller Howard Investments, Inc.
(845)-679-9166

Re: The Helen Hamada Rev Liv Trust

Account #XXXXX ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account, shares of Merck & Co., Inc. common stock in excess of $2,000.00. These shares have been held in this account continuously for at least one year prior to December 9th, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab & Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co. Inc.

Sincerely,

Makisha Evans
Relationship Specialist
Schwab Advisor Services

Miller/Howard
INVESTMENTS, INC

December 9, 2016

Daniel Lee
ESG Research Associate
Miller/Howard Investments, Inc.
10 Dixon Avenue
Woodstock, NY 12498

Dear Mr. Lee:

This letter is to confirm that I hereby authorize Miller/Howard Investments, Inc. to file a shareholder resolution on my behalf at Merck & Co., Inc. at the 2017 annual meeting of shareholders.

This letter is to confirm that as of December 9, 2016, I was a record investor in shares of Merck & Co., Inc. Common Stock. This letter also confirms that I have held these shares continuously in excess of $2,000 in market value for at least twelve months prior to December 9, 2016, and that I will continue to hold sufficient shares through the date of the annual shareholders' meeting in 2017.

I give Miller/Howard Investments, Inc. the authority to deal on my behalf with any and all aspects of the shareholder resolution, including but not limited to presentation at the annual meeting, and withdrawal of the resolution.

Sincerely,

Helen Hamada

Helen Hamada
Senior Advisor
Miller/Howard Investments, Inc.

PO Box 549 / 10 Dixon Avenue / Woodstock, NY 12498
www.mhinvest.com phone 845.679.9166 fax 866-901-9071

Sisters of Charity
of the Blessed Virgin Mary

DEC 13 2016
KENNETH C. FRAZIER

205 W. Monroe
Suite 500
Chicago, IL
60606

phone 312-641-5151
x112
fax 312-641-1250

December 8, 2016

Ken Frazier, Chairman and Chief Executive Officer
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Dear Mr. Frazier:

The Sisters of Charity, BVM have been shareholders in Merck for several years. As faith-based investors, we are concerned with not only financial returns, but also the ethical and social implications of the companies with whom we invest. We appreciate the opportunities that we have had to dialogue with Merck representatives over the years. In order to increase access to affordable medicine for Americans, we believe it is imperative that pharmaceutical companies transparently report on the rationale and criteria used to increase prescription drug prices.

The Sisters of Charity, BVM are submitting a shareholder resolution requesting that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational, and financial risks they represent for our company.

We are filing the proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Province of St. Joseph of the Capuchin Order is the lead filer on this proposal. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules.

As verification that we are owners of common stock in Merck, I enclose a letter from our portfolio custodian, Dubuque Bank & Trust. The Sisters of Charity, BVM have been shareholders continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting.

We look forward to having productive conversations with the company. We would appreciate receiving a confirmation of receipt of this letter via the email address below.

Sincerely,

Mary Ellen Madden

Mary Ellen Madden
Sisters of Charity, BVM
205 W. Monroe, Suite 500
Chicago, IL 60606
312.641.5151 x112
maryellen@8thdaycenter.org

((

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

DUBUQUE BANK AND TRUST

December 8, 2016

Mary Ellen Madden
Sisters of Charity, BVM
205 W Monroe, Suite 500
Chicago, IL 60606

RE: Sisters of Charity BVM-Shareholder Activism

Dear Mary Ellen:

This verifies that the Sisters of Charity, BVM own and hold in street name in the Dubuque Bank & Trust account 100 shares of Merck & Co (MRK). They have owned said shares for more than a year, still owning them as of 12/6/2016 and do not intend to sell them before the annual meeting of said company. The market value of said shares as of 12/6/16 was $6,028.

Dubuque Bank & Trust custodies their assets through SEI Trust Co., where they are held as SPTC nominee name. SPTC is a DTC participant. Enclosed is a page from the 1267/16 holdings at SEI showing Dubuque Bank & Trust held at least 100 shares of Merck & Co (MRK) common stock.

Sincerely,

Ron Brosius, CFP®
AVP, Wealth Advisor II

WEALTH
1398 Central Ave. | P.O. Box 747 | Dubuque, IA 52004-0747

Asset List

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Data as of 06-Dec-2016 10:59:59 PM CST

Group By: Asset List

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Description / ID	Market Value	%	Cost Basis	Unrealized Net G/L	Estimated Annual Income
[redacted]					
Merck & Co Inc 58933Y105 | MRK	$6,028.00 100 @ $60.28	3.12%	$3,215.00	-	$184.00
[redacted]					

BON SECOURS HEALTH SYSTEM, INC.

December 9, 2016

Michael J. Holston
Executive Vice President and General Counsel
Merck & Co. Corporate Headquarters
2000 Galloping Hill Road
Kenilworth, New Jersey 07033

Dear Mr. Holston:

Bon Secours Health System, Inc. is a shareholder of Merck & Co. We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Bon Secours, in collaboration with Midwest Capuchins hereby submits the enclosed shareholder resolution "*Disclose Criteria Used For Price Increases on Top Ten Drugs*" for inclusion in the proxy statement for consideration and action by the 2017 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. Midwest Capuchins is authorized to act on our behalf in the event that the proposal is withdrawn.

Bon Secours has held the requisite amount of Merck & Co. stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of Merck's annual meeting at which the proposal will be considered. Proof of ownership is provided with this filing. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Roslyn M. Brock, MHSA, MBA
Vice President Advocacy and Government Relations

Enclosures:
Shareholder Resolution
Shareholder Proof of Stock Ownership

((

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

BNY MELLON

Asset Servicing
BNY Mellon Center
500 Grant Street, Suite 0625
Pittsburgh, PA 15258-0001

December 9, 2016

Ross A. Darrow, CFA
Director, Treasury Services
Bon Secours Health System, Inc.
8990-M Old Annapolis Road
Columbia, MD 21045

Dear Mr. Darrow,

This letter is to confirm that BNY Mellon, as custodian for Bon Secours Health System, Inc., held 157 shares in account MA & OMB Memorandum M-07 of Merck & Co Inc., Cusip 58933Y105, as of December 8, 2016.

The beneficial owner of these shares, as per BNY Mellon records, is Bon Secours Health System, Inc., and has held this position for at least twelve months prior to the date of this letter.

Sincerely,

Shawn L. Ray
Vice President

BENEDICTINE SISTERS of BALTIMORE
Emmanuel Monastery

December 9, 2016

Mr. Michael Holston
General Counsel and Corporate Secretary
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Sent by Fax: 908-740-1592

Dear Mr. Holston:

I am writing you on behalf of the Sisters of Baltimore to co-file the stockholder resolution on Drug Pricing. In brief, the proposal states RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Province of St. Joseph of the Capuchin Order (Midwest Capuchins). I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 625 number of Merck & Co., Inc. shares.

We have been a continuous shareholder for one year of $2,000 in market value of Merck & Co., Inc. stock and will continue to hold at least $2,000 of Merck& Co., Inc. stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider Province of St. Joseph of the Capuchin Order (Midwest Capuchins) the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Rev. Michael Crosby of Province of St. Joseph of the Capuchin Order (Midwest Capuchins) who can be reached at 414-406-1265 or at mikecrosby@aol.com. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Sincerely,

Sr. Patricia Kirk, OSB

Sr. Patricia Kirk, OSB
Prioress

2229 West Joppa Road, Lutherville, MD 21093-4601
410-821-5792 • Fax 410-296-9560
bensrs@emmanuelosb.org • www.emmanuelosb.org

Drug Pricing
2017 – Merck & Co., Inc.

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

BMO Global Asset Management

BMO Global Asset Management
11270 West Park Place, Suite 400
Milwaukee WI 53224-3536

Office of the Secretary

[illegible] 13 2016

December 9, 2016

Mr. Michael Holston
General Counsel and Corporate Secretary
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Re: Co-filing of shareholder resolution: Drug Pricing

Dear Mr. Holston,

From their purchase in 2010 through March 1, 2016 when they were transferred to a successor custodian, 300 shares of Merck & Co. Inc. Common Stock were owned by the Benedictine Sisters of Baltimore and held with BMO Harris Bank, N.A., and DTC Participant No. 992.

If you need further information, please contact us at (920-593-6347).

Best Regards,

Patti Chrzanowski

Patti Chrzanowski
Trust Officer

BNY MELLON

One Pershing Plaza
4th Floor
Jersey City, NJ 07399

December 09, 2016

Mr. Michael Holston
General Counsel and Corporate Secretary
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Re: Co-filing of shareholder resolution: Drug Pricing

Dear Mr. Holston,

As of December 9, 2016, the Benedictine Sisters of Baltimore held 625 shares of Merck & Co, Inc. Common Stock. 300 shares have been held with The Bank of New York Mellon, N.A., currently DTC #8420, since March 1, 2016. 325 additional shares were purchased on June 22, 2016 and are held with The Bank of New York Mellon, N.A., currently DTC #8420.

If you need further information, please contact us at 1-855-233-4091.

Best Regards,

Lisa DiRaimondo
Vice President
BNY Mellon, N.A

Missionary Oblates of Mary Immaculate

Office of Justice, Peace, and Integrity of Creation, United States Province

December 9, 2016

Mr. Michael Holston
General Counsel and Corporate Secretary
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Sent by Fax: 908-740-1592

Dear Mr. Holston:

I am writing you on behalf of the Missionary Oblates of Mary Immaculate, United States Province to co-file the stockholder resolution on Drug Pricing. In brief, the proposal states RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Province of St. Joseph of the Capuchin Order (Midwest Capuchins). I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 13,100 Merck & Co., Inc. shares.

We have been a continuous shareholder for one year of $2,000 in market value of Merck & Co., Inc. stock and will continue to hold at least $2,000 of Merck & Co., Inc. stock through the next annual meeting. Verification of our ownership position from our custodian is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider Province of St. Joseph of the Capuchin Order (Midwest Capuchins) the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Rev. Michael Crosby of Province of St. Joseph of the Capuchin Order (Midwest Capuchins) who can be reached at 414-406-1265 or at mikecrosby@aol.com . As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Respectfully yours,

Seamus P. Finn o.m.i

Rev. Seamus Finn
Chief of Faith Consistent Investing
OIP Investment Trust
Missionary Oblates of Mary Immaculate

391 Michigan Ave., NE ☐ Washington, DC 20017 ☐ Tel: 202-529-4505 ☐ Fax: 202-529-4572
Website: www.omiusajpic.org

Drug Pricing
2017 – Merck & Co., Inc.

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

WILMINGTON TRUST

Wilmington Trust
1800 Washington Boulevard
P.O. Box 1596
Baltimore, MD 21203-1596

December 9,2016

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 13,100 shares of Merck & Co and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

S Bernadette Greaver
Trust Officer - Custody Administration

BOSTON COMMON
ASSET MANAGEMENT

84 State Street, Suite 940 | Boston, MA 02109

RECEIVED
DEC
MICHAEL J. HOLSTON

December 9, 2016

Mr. Michael J. Holston
Executive Vice President and General Counsel
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Re: Shareholder Proposal on Disclosure Criteria Used for Price Increases

Dear Mr. Holston,

Boston Common Asset Management, LLC is a global investment manager that specializes in sustainable and responsible global equity strategies. We seek long-term capital appreciation by investing in diversified portfolios of high quality stocks.

Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Boston Common currently manages over $2 billion as of September 30, 2016 with clients that are shareholders in Merck. We currently hold 161,856 shares of Merck common stock across our investment portfolios and 9,410 shares in the Boston Common U.S. Equity Fund.

We are a co-filer for this proposal. We would welcome a dialogue with Merck on the topic of disclosure criteria used for price increases.

We would appreciate receiving a confirmation of receipt of this letter via email to lcompere@bostoncommonasset.com.

Sincerely,

Lauren Compere, Managing Director

Tel (617) 720-5557 Fax (617) 720-5665 Email invest@bostoncommonasset.com Web www.bostoncommonasset.com

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

CONVENT ACADEMY OF THE INCARNATE WORD
5201 Lipes Blvd
Corpus Christi, TX 78413-5501
361-882-5413
Fax 361-880-4152

~~December 12, 2016~~

Mr. Michael Holston
General Counsel and Corporate Secretary
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Sent by Fax: 908-740-1592

Dear Mr. Holston:

I am writing you on behalf of Convent Academy of the Incarnate Word (Sisters of the Incarnate Word and Blessed Sacrament) to co-file the stockholder resolution on Drug Pricing. In brief, the proposal states RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Province of St. Joseph of the Capuchin Order (Midwest Capuchins). I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 90 Merck & Co., Inc. shares.

We have been a continuous shareholder for one year of $2,000 in market value of Merck & Co., Inc. stock and will continue to hold at least $2,000 of Merck & Co., Inc. stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider Province of St. Joseph of the Capuchin Order (Midwest Capuchins) the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Rev. Michael Crosby of Province of St. Joseph of the Capuchin Order (Midwest Capuchins) who can be reached at 414-406-1265 or at **mikecrosby@aol.com** . As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Respectfully yours,

B. Reyes

for Sister Barbara M. Netek, IWBS
Sisters of the Incarnate Word and Blessed Sacrament

Drug Pricing
2017 – Merck & Co., Inc.

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients; this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

UBS

UBS Financial Services Inc.
800 N. Shoreline Blvd, Suite 160
Corpus Christi, TX 78401

ubs.com/fs

Confirmation

RECEIVED

MICHAEL J. HOLSTON

Mr. Michael Holston
General Counsel and Corporate Secretary
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ

Fax: 908-740-1592

December 12, 2016
Re: Co-filing of shareholder resolution: Drug Pricing

Confirmation: Information regarding the account of Convent Academy of the Incarnate Word SRI Account

The following client has requested UBS Financial Services Inc. to provide you with a letter of reference to confirm their banking relationship with our firm.

Convent Academy of the Incarnate Word SRI Account
5201 Lipes Blvd.
Corpus Christi, TX 78413-5501

As of December 12, 2016, the Convent Academy of the Incarnate Word SRI Account held, and has held continuously for at least one year, 90 shares of Merck & Co. Inc. New common stock. These shares have been held with UBS Financial Services, DTC 0221.

Please be aware this account is a securities account not a "bank" account. Securities, mutual funds and other non-deposit investment products are not FDIC-insured or bank guaranteed and are subject to market fluctuation.

Questions
If you have any questions about this information, please contact Kim R. Sheets at 361-884-9966.

UBS Financial Services is a member firm of the Securities Investor Protection Corporation (SIPC).

Thank you,
Bridget Doyle
Bridget Doyle
Associate Director
Administrative Manager

cc: Convent Academy of the Incarnate Word SRI Account
Attn: Bea Reyes, 5201 Lipes Blvd., Corpus Christi, TX 78413-5501

AZZAD
ASSET MANAGEMENT

Mr. Kenneth C. Frazier
Chairman of the Board and Chief Executive Officer
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

December 2, 2016

Dear Mr. Frazier:

Azzad Asset Management has been a shareholder in Merck for many years. As a socially responsible asset manager, we seek social as well as financial returns on our clients' investments. A recent McKinsey report found that prescription drugs in the U.S. cost 50% more than equivalent products in other Organization for Economic Cooperation and Development nations. By some accounts, more than 40% of people in fair or poor health have reportedly not filled a prescription or have reduced or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy. The regulatory, reputational, and financial risks associated with an opaque pricing policy threatens the health of your company as well as our investment. We believe that it is in all parties' interests to set the record straight with respect to pricing and risk assessment.

We also believe that everyone has a human right to health care and that access should be available to all segments of society, especially those most in need. Proposed changes to the Affordable Care Act by the incoming presidential administration make this request all the more urgent.

I am hereby authorized to notify you of our intention to co-file the enclosed shareholder proposal with the Province of St. Joseph of the Capuchin Order. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We attest that we have held shares in Merck for more than a year. Please note that Rev. Michael Crosby is the primary contact and is deputized to withdraw the resolution on our behalf. A representative of the lead filers will move the resolution at the shareholder meeting.

As verification that we are beneficial owners of common stock in Merck, I enclose a letter from Folio Institutional, our portfolio custodian/record holder, attesting to the fact. It is our intention to keep these shares in our portfolio beyond the annual meeting.

Respectfully yours,

Joshua Brockwell
Director of Investment Communications

Enclosures
cc: Rev. Michael Crosby, Province of St. Joseph of the Capuchin Order (Midwest Capuchins)
Julie Wokaty, Interfaith Center on Corporate Responsibility

OFFICE 888 86 AZZAD (888 862 9923) | **FAX** 703 852 2478 | **E-MAIL** info@azzad.net
www.azzad.net | www.azzadfunds.com | @azzadfunds | /azzadfunds

((

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Folio

FOLIO/n Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

December 1, 2016

Kenneth C. Frazier, Chairman and CEO
Merck & Co, Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

RE: Shareholder resolution filed by Azzad Asset Management
Account#SMA & OMB Memorandum M-07-16***

Dear Mr. Frazier,

Folio*fn* Investments, Inc.(DTC participant #0728) serves as the corporate custodian and is the record holder for 73 shares of common stock of Merck & Co., Inc. (the "Company") for the benefit of Azzad Asset Management. Azzad Asset Management has been the beneficial owner of at least $2,000 in aggregate market value of the Company's common stock continuously for at least a one year period preceding and including December 1, 2016 the date of the shareholder proposal submitted by Azzad Asset Management pursuant to Rule 14a-8 of the Securities and Exchange Commission. Azzad Asset Management continues to hold the above referenced shares of the Company's common stock as of the date hereof.

Sincerely,

Joseph F. Gerdes
President, Folio Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102
gerdesj@folioinvesting.com
T: 703-245-4855

CONGREGATION OF HOLY CROSS

MOREAU PROVINCE

1101 SAINT EDWARD'S DRIVE
AUSTIN, TEXAS 78704-6512
512.442.7856 Fax 512.444.3133

cert required
receipt
required
NOV 23 2016
KENNETH C. FRAZIER
K. Frazier
G. Feldman

November 10, 2016

Ken Frazier, Chairman and Chief Executive Officer
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Office of the Secretary
NOV 23 2016

Dear Mr. Frazier:

The Congregation of Holy Cross, Moreau Province, Inc. has authorized me to inform you that we will co-file the enclosed resolution for inclusion in the proxy statement for consideration and action by the shareholders the next annual meeting of Merck & CO., Inc. in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. The Congregation of Holy Cross, Moreau Province, Inc. is the beneficial owner of 10 shares of Merck & Co., Inc. common stock which we have held for over one year and will continue to hold through next year's annual meeting. Verification of ownership is enclosed. We are co-filing this resolution with the Province of St. Joseph of the Capuchin Order. In the aggregate, the filer and co-filers shares exceed $2,000.

The rising cost of prescription drugs and the subsequent social and financial burdens suffered by many American is of great concern to us. As noted in the resolution, a September 2016 Kaiser tracking poll found wide support for a variety of actions to address pharmaceutical prices. We believe our Company has an opportunity, by implementing the attached shareholder proposal, to respond to these concerns.

Rev. Michael H. Crosby, OFMCap., Corporate Responsibility Agent for the Province of St. Joseph of the Capuchin Order, will be the primary contact person for this shareholder proposal.

I hope we might come to a mutual agreement concerning this issue in a way that find us withdrawing the attached resolution.

Sincerely yours,

George C. Schmitz csc

(Brother) George C. Schmitz CSC
Corporate Responsibility Agent

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Wealth Management
1261 West Causeway Approach
Mandeville, LA 70471
tel 985 624 6900
fax 985 624 6950
toll free 877 267 4953

Morgan Stanley

November 8, 2016

Congregation of Holy Cross
Moreau Province, Inc.
1101 St. Edwards Drive
Austin, TX 78704-6512

RE: ***FISMA & OMB Memorandum M-07-16*** Congregation of Holy Cross, Moreau Province

Dear Brother David,

As of this date, The Congregation of Holy Cross, Moreau Province, Inc. is the beneficial owner of 10 shares of Merck & Co. Inc. stock. The Congregation of Holy Cross, Moreau Province, Inc. has held this stock since February 2, 2015.

Best regards,

Richard M. Wilson, CLU, ChFC
Wilson/Stacy Group at Morgan Stanley
Senior Vice President- Wealth Management
Investment Management Consultant
NMLS #1416410

The information and data contained in this report are from sources considered reliable, but their accuracy and completeness is not guaranteed. This report has been prepared for illustrative purposes only and is not intended to be used as a substitute for monthly transaction statements you receive on a regular basis from Morgan Stanley Smith Barney LLC. Please compare the data on this document carefully with your monthly statements to verify its accuracy. The Company strongly encourages you to consult with your own accountants or other advisors with respect to any tax questions.

OMB 242/16

Dignity Health

185 Berry Street, Suite 300
San Francisco, CA 94107
phone 415.438.5500
fax 415.438.5724
dignityhealth.org

November 16, 2016

NOV 18 2016

KENNETH C. FRAZIER

Ken Frazier
Chairman and Chief Executive Officer
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Dear Mr. Frazier:

Dignity Health is a shareholder of **Merck & Co.** We integrate environmental, social and governance criteria into our investment decision-making, and regularly engage with companies we hold to encourage the implementation of best practices in these areas.

Dignity Health, in collaboration with the **Province of St. Joseph of the Capuchin Order,** hereby submits the enclosed proposal for inclusion in the proxy statement for consideration and action by the 2017 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. The **Province of St. Joseph of the Capuchin Order** is authorized to act on our behalf in the event that the proposal is withdrawn.

Dignity Health has held the requisite amount of **Merck & Co.** stock for more than one year and will continue to hold the requisite number of shares to submit a proposal through the date of the annual meeting at which the proposal will be considered. Proof of ownership will be provided upon request. A representative of the filers will attend the stockholders meeting to move the resolution as required by the rules of the Securities and Exchange Commission (SEC).

Sincerely yours,

Susan Vickers, RSM

Susan Vickers, RSM
Vice President Corporate Responsibility

Enclosure

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

overnight

Catholic Health Initiatives

Imagine better health.℠

198 Inverness Drive West
Englewood, CO 80112

P 303.298.9100
F 303.298.9690
catholichealthinitiatives.org

NOV 16 2016

KENNETH C. FRAZIER

November 14, 2016

Ken Frazier, Chairman and Chief Executive Officer
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Dear Mr. Frazier:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, with operations in 18 states comprised of 103 hospitals, including four academic health centers and major teaching hospitals as well as 30 critical-access facilities; community health-services organizations; accredited nursing colleges; home-health agencies; living communities; and other facilities that span the inpatient and outpatient continuum of care.

As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions. Catholic Health Initiatives continues to have significant concerns about the rising costs of prescription drugs and the detrimental impact on many Americans. We request that the Merck & Co., Inc. Board of Directors undertake a thorough analysis of drug pricing practices and issue a report on the findings as outlined in the attached shareholder proposal.

Catholic Health Initiatives is the beneficial owner of over $2000 worth of common stock in Merck & Co., Inc. Through this letter we notify the company of our intention to file the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules.

Colleen Scanlon, Senior Vice President & Chief Advocacy Officer will serve as the contact for Catholic Health Initiatives and can be reached at 303-383-2693. We are filing this resolution along with other concerned investors including primary filer, Rev. Michael H. Crosby, OFM, Province of St. Joseph of the Capuchin Order. It is our tradition as a religiously sponsored organization to seek dialogue with companies on the issue in the resolution offered to the shareholders. We hope that a discussion of this sort is of interest to you as well.

Sincerely,

Colleen Scanlon

Colleen Scanlon, RN, JD
Senior Vice President and Chief Advocacy Officer
Attachments

CS/dm
cc: (REV) Michael H. Crosby, OFM, Province of St. Joseph of the Capuchin Order
Julie Wokaty, Interfaith Center on Corporate Responsibility

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

BNY MELLON

November 10, 2016

Jennifer Neppel
Director, Cash & Investments
Catholic Health Initiatives
198 Inverness Drive West
Suite 800
Englewood, CO 80112

RE: Account Number ***FISMA & OMB Memorandum M-07-16*** - Merck & Co Inc

Dear Jennifer,

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 210 shares of Merck & Co Inc in the CHI Operating Investment Program Limited Partnership.

Catholic Health Initiatives has continuously held these shares of stock for at least one year prior to and including submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by The Bank of New York Mellon for Catholic Health Initiatives in our nominee name at the Depository Trust Company. This letter is a statement of The Bank of New York Mellon Corporation as record holder of the above referenced common stock.

Should you have any questions, please contact me at 412.234.8014.

Best regards,

Nina Caruso

Nina Caruso
Vice President, Service Director
The Bank of New York Mellon
BNY Mellon Center
Suite 4040
Pittsburgh, PA 15258

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

NOV 15 2016

KENNETH C. FRAZIER

November 10, 2016

Ken Frazier, Chairman and Chief Executive Officer
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Dear Mr. Frazier:

Dominican Sisters of Springfield, IL (Sacred Heart Convent) is the beneficial owner of over $2,000 worth of shares of Merck & Co. and has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

In our meetings with Company officials over the years, we have expressed our concerns about the rising costs of prescription drugs and the subsequent social and financial burdens suffered by many Americans. A September 2016 Kaiser tracking poll found wide support for a variety of actions to address pharmaceutical prices. We believe our Company has an opportunity, by implementing the enclosed shareholder proposal, to respond to these concerns.

The enclosed proposal is the same one as being filed by the Province of St. Joseph of the Capuchin Order and the primary contact for the proposal is Rev. Michael Crosby mikecrosby@aol.com.

Sincerely,

Sr. Marcelline Koch

Sr. Marcelline Koch, O.P.

Enclosure

((

Drug Pricing
2017 – Merck & Co., Inc.

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS: IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

Supporting Statement: Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

J.P.Morgan

November 10, 2016

Mr. Stephen L. Zielinski
ViaGem Consulting
12412 Powerscourt Dr. Suite 240
St. Louis, MO 63131

As of the of November 10, 2016 the Dominican Sisters of Springfield, IL (Sacred Heart Convent) held 76 shares of Merck & Company Inc for at least one year in account number ***FISMA & OMB Memorandum M-07-16*** account. Any further questions, please do not hesitate to call.

Also please be advised that JP Morgan is a Registered DTC Participant.

Regards,

Michael J. Peplansky
Client Advisor

The account information shown here is provided as a convenience to you, and is not official bank or brokerage record or statement of any affiliate or subsidiary of J P Morgan Chase & Co. It is not to be relied upon for purposes of final reconciliation or otherwise. We do not make any representation or warranty that this information is accurate or complete. This summary information is subject to correction, and corrections may routinely occur without notice. The valuations may not represent the actual or indicative terms at which new (or economically equivalent) transactions could be entered into or the actual or indicative terms at which existing (or such equivalent) transactions could be liquidated, assigned, or unwound, and may vary from valuations used by us for other purposes. We may derive valuations for assets set forth in any periodic statement or other document through the use of proprietary pricing models and/or any external pricing service selected by us in our sole discretion, and estimates and assumptions about relevant future market conditions and other matters, all of which are subject to change without notice. Any such changes may have a material impact on the valuations provided, and valuations based on the other models or different assumptions may yield materially different results. Valuations provided do not necessarily reflect a market price estimate on the date specified. Valuations may reflect price estimates on dates different from that indicated above. You can view your most recent bank and brokerage statements that represent official records and that identify the specific J.P. Morgan Chase legal entities holding your accounts by clicking the Account Details tab of Morgan OnLine.

JPMorgan Chase & Co., its affiliates and employees do not provide tax, legal or accounting advice. This material has been prepared for

informational purposes only. You should consult your own tax, legal and accounting advisors before engaging in any financial transactions

UNITED CHURCH FUNDS

November 2, 2016

NOV 04 2016

KENNETH C. FRAZIER

Ken Frazier, Chairman and Chief Executive Officer
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Dear Mr. Frazier:

United Church Funds (UCF) is a shareholder of Merck & Co, Inc. and considers the social impacts of our investments as part of our sustainability focus.

UCF strongly believes that our Company needs to consider access to affordable medicine for Americans, and report back to stakeholders by reporting on the rationale and criteria used to increase prescription drug prices.

United Church Funds is filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. United Church Funds has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. Upon request, the verification of ownership may be sent to you separately by our custodian, a DTC participant.

We look forward to having more productive conversations with the company. The Province of St. Joseph of the Capuchin Order is the lead filer, whose authorized representative is Rev. Michael Crosby. He may withdraw the proposal on our behalf.

Sincerely,

Kathryn McCloskey
Director, Social Responsibility
475 Riverside Drive, Suite 1020
New York, NY 10115
Katie.mccloskey@ucfunds.org

cc: Rev. Michael Crosby, Province of St. Joseph of the Capuchin Order

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

Office of the Secretary

November 11, 2016

NOV 15 2016

KENNETH C. [illegible]

Ken Frazier, Chairman and Chief Executive Officer
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Dear Mr. Frazier:

Mercy Investment Services, Inc. (Mercy) is the investment program of the Sisters of Mercy of the Americas has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long-term business success. Mercy Investment Services, Inc., a long-term investor, is currently the beneficial owner of shares of Merck & Co., Inc.

Mercy requests that the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

Mercy Investment Services, Inc. is co-filing the enclosed shareholder proposal with The Province of St. Joseph of the Capuchin Order for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian, a DTC participant. The Province of St. Joseph of the Capuchin Order is the lead filer, whose authorized representative is Rev. Michael H. Crosby. He may withdraw the proposal on our behalf.

We look forward to having productive conversations with the company. Please direct your responses to me via my contact information below.

Best regards,

Donna Meyer, PhD
Mercy Investment Services
713-299-5018
dmeyer@mercyinvestments.org

cc : Geralyn Ritter

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

BNY MELLON

NOV 15 2016
KENNETH C. FRAZIER

November 11, 2016

Ken Frazier
Merck & Company
2000 Galloping Hill Rd.
Kenilworth, NJ 07033

Re: Mercy Investment Services Inc.

Dear Mr. Frazier,

This letter will certify that as of November 11, 2016 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 50 shares of Merck & Co Inc.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Merck & Co Inc., and that such beneficial ownership has existed continuously for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is Mercy Investment Services Inc., intent to hold at least $2,000 in market value through the next annual meeting.

Please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0901.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

NOV 01 2016

KENNETH C. FRAZIER

Dominican Sisters of Hope

FINANCE OFFICE

October 24, 2016

Ken Frazier, Chairman and Chief Executive Officer
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Dear Mr. Frazier:

On behalf of the Dominican Sisters of Hope, I am authorized to submit the following resolution the following shareholder proposal requesting the Board of Directors to issue a report by November 1, 2017, listing rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including rationale and criteria used for these price increases, and an assessment of legislative, regulatory, reputational and financial risks they represent for our company, for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. .

For many years, faith-based investors have focused on access to affordable drugs for people in the U. S. and in developing nations/low income pockets in middle income countries. As you likely agree, there have been scandalous increases in prices for products this past year, especially where pharmaceutical companies appear to have been taken over by companies/individuals who see "all that the market will bear" with no attention to what is moral or for the common good. The Dominican Sisters of Hope believe that all corporations should put more emphasis on the human and ethical impacts of their decisions and operations.

The Dominican Sisters of Hope is the beneficial owner of at least $2000 worth of shares of Merck and verification of ownership from our custodian, a DTC participating bank, will follow. We have held the requisite number of shares for over one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. The Dominican Sisters is filing this resolution with the Province of St. Joseph of the Capuchin Order. We agree that the contact person for this proposal is: (Rev) Michael H. Crosby by phone at 414-406-1265 or e-mail at MikeCrosby@aol.com

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Shareholder Advocacy
Dominican Sisters of Hope
205 Avenue C, #10E, NY NY 10009
vheinonen@mercyinvestments.org

299 N. Highland Ave, Ossining NY 10562-2327 Tel: 914-941-4455 ext. 222 Fax: 914-502-0574
E-mail: hdowney@ophope.org Website: www.ophope.org

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

f.1.1.2.4.

American Baptist
Home Mission
Societies
SINCE 1824

American Baptist Home Mission Societies
P.O. Box 851
Valley Forge, PA 19482-0851

800.222.3872
FAX 610.768.2470

www.abhms.org

NOV 09 2016

KENNETH C. FRAZIER

October 25, 2016

Ken Frazier, Chairman and Chief Executive Officer
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Dear Mr. Frazier:

The American Baptist Home Mission Society is the beneficial owner of over $2,000 worth of shares of Merck & Co. The American Baptist Home Mission Society has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

The American Baptist Home Mission Society ministers to those in need emotionally, physically, financial and spiritually. Our mission includes working with families struggling with poverty and elderly people suffering from illnesses; we see the impact that the increasingly high prices of medicines have on the communities we serve.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Province of St. Joseph of the Capuchin Order, the primary filer. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. Please note that the contact person for this resolution will be: Rev. Michael Crosby. She may be reached at mikecrosby@aol.com or 414-406-1265.

Sincerely,

D. L. Moore

Dave L. Moore
Director of Investments

Enclosures

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

BNY MELLON
ASSET SERVICING

October 25, 2016

Mr. David Moore
American Baptist Home Mission Societies
Route 363 & 1st Avenue
P.O. Box 851
Valley Forge, Pa. 19482-0851

Re: American Baptist Home Mission Societies
FISMA & OMB Memorandum M-07-16

Dear Mr. David Moore,

As of and including October 25, 2016, the American Baptists Home Mission Society held, and has held continuously for at least one year, 2,260 shares of Merck & Co Inc. We have been directed by the shareowners to place a hold on this stock at least until the next annual meeting.

This security is currently held by Mellon Trust, Master Custodian, for the American Baptist Home Mission Societies in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-7122 with any questions.

Sincerely,

Jules Selia

Jules Selia
Global Client Administration
BNY Mellon

Trinity Health

NOV 01 2016

KENNETH C. FRAZIER

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

October 26, 2016

Ken Frazier, Chairman and Chief Executive Officer
Merck & Co., Inc.
2000 Galloping Hill Road
Kenilworth, NJ 07033

Dear Mr. Frazier:

Trinity Health is the beneficial owner of over $2,000 worth of shares of Merck & Co. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this proposal for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

In our meetings with Company officials over the years, we have expressed our concerns about the rising costs of prescription drugs and the subsequent social and financial burdens suffered by many Americans. A September 2016 Kaiser tracking poll found wide support for a variety of actions to address pharmaceutical prices. We believe our Company has an opportunity, by implementing the enclosed shareholder proposal, to respond to these concerns.

The enclosed proposal is the same one as being filed by the Province of St. Joseph of the Capuchin Order and the primary contact for the proposal is Rev. Michael Crosby mikecrosby@aol.com

Sincerely,
Catherine Rowan

Catherine Rowan
enc

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

The Northern Trust
50 South LaSalle Street, B-8
Chicago, Illinois 60603

Northern Trust

October 26, 2016

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of October 26, 2016 Northern Trust as custodian held for the beneficial interest of
Trinity Health 140,539 shares of Merck & Co, Inc..

As of October 26, 2016 Trinity Health has held at least $2,000 worth of Merck & Co, Inc. continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2017.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely,

Ryan Stack
Trust Officer
The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603

Office of the Secretary

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

October 20, 2016

Office of the Corporate Secretary
Merck & Co., Inc.
200 Galloping Hill Road, K1-3049
Kenilworth, NJ 07033

To Whom It May Concern:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Merck for several years. Drug prices in the United States are high and continue to rise at an alarming rate. Making matters worse, lack of transparency within the pharmaceutical industry leaves the public confused and frustrated.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Province of St. Joseph of the Capuchin Order, the primary filer. I submit it for inclusion in the proxy statement for consideration and action by the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the shareholder meeting to move the resolution. Please note that the contact person for this resolution will be: Rev. Michael Crosby, OFM, CAP. He may be reached at mikecrosby@aol.com or 414-406-1265.

As verification that we are beneficial owners of common stock in Merck, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio continuously through the 2017 shareholder meeting.

Respectfully yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

NORTHERN
TRUST

50 S LaSalle Street
Chicago IL 60603

October 20, 2016

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 83 shares of Merck & Company. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

NTAC:3NS-20